UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly-traded Company CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO SHAREHOLDERS

CLOSURE OF THE DEADLINE AND RESULT OF THE EXERCISE OF THE RIGHT TO WITHDRAW

Telefónica Brasil S.A. ("Telefónica" or the “Company”), pursuant to the provisions of article 157, sole paragraph, of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law”) and CVM Instruction No. 358/2002, of January 3, 2002, as amended, and in continuation of the Material Facts disclosed on March 9, 2020, August 13, 2020, and October 1, 2020, the Notice to the Market published on August 6, 2020, and the Notice to the Shareholders published on October 2, 2020, reports to its shareholders and the market in general that, on November 3, 2020, the time limit expired to exercise the right to withdraw by the holders of the preferred shares issued by the Company dissenting from the resolution approved by the Special General Meeting of Preferred Shareholders held on October 1, 2020, by which was ratified the conversion of all of the one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) preferred shares issued by the Company into common shares, registered, book-entry shares with no par value, in the proportion of one (1) common share for each one (1) preferred share converted, extinguishing the preferred shares (the “Conversion”).

During the withdrawal period, three (3) shareholders of the Company opted to exercise the right of withdrawal, who held eight hundred and five (805) preferred shares issued by the Company, corresponding to 0.00007% of all preferred shares.

The reimbursement amount per preferred share to be paid as a result of the exercise of the withdrawal right, calculated based (i) on the Company's shareholders' equity in the financial statements for the fiscal year ended December 31, 2019, duly approved by the Company's Ordinary General Meeting held on May 28, 2020 (“OGM"); and (ii) the number of common and preferred shares, excluding treasury shares, corresponds to forty-one Brazilian Reais and seventy-two cents (R$ 41.72) per share. From the reimbursement amount per share an amount equivalent to the amount of complementary dividends declared by the Company at the OGM shall be deducted, as the amount of the dividends declared are included in the profit account and, therefore, the equity value per share on December 31, 2019. Considering that the Company's capital stock was divided into one billion, six hundred and eighty-eight million, six hundred and ninety-three thousand, seven hundred and seventy-six (1,688,693,776) shares (adding common and preferred shares together and excluding shares in treasury), the reimbursement amount to be paid to the dissenting shareholders corresponding to the adjusted equity value is forty Brazilian Reais and thirty-eight cents (R$ 40.38) per preferred share. No monetary correction or adjustment

TELEFÔNICA BRASIL S.A. Publicly-traded Company CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4 for inflation shall be done on the amount of the refund, and any fractions of cents shall be disregarded.

Payment of the amount of the reimbursement to the holders of preferred shares of the Company that exercised the right of withdrawal will be made on November 19, 2020, by crediting the respective custody account, and the eight hundred and five (805) shares repurchased by the Company will be held in treasury for later cancellation or replacement in the market.

In view of the results obtained, the Company reports that it will not exercise the right to reconsider the Conversion, pursuant to article 137, paragraph three, of the Brazilian Corporations Law.

Finally, the Company reports that November 20, 2020, will be the last trading day of the preferred shares (ticker "VIVT4") of its issuance and that as of November 23, 2020 (inclusive) the preferred shares will cease to be traded, due to the formalization of their conversion into common shares (ticker "VIVT3").

Additional information may be obtained from the Company's Investor Relations Office by calling +55 (11) 3430-3687 or from the website www.telefonica.com.br/ri.

São Paulo, November 10, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 10, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director